CytomX Therapeutics, Inc.

151 Oyster Point Blvd., Suite 400

South San Francisco, California 94080

August 23, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	CytomX Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 16, 2023
Registration No. 333-274010

Dear Mr. McNamara:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, CytomX Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 25, 2023, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Mark V. Roeder of Latham & Watkins LLP, counsel to the Company, at (650) 463-3043, or in his absence, John C. Williams of Latham & Watkins LLP at (415) 395-8223, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

*        *        *         *

Sincerely,

CytomX Therapeutics, Inc.

By:	/s/ Lloyd A. Rowland
Lloyd A. Rowland
General Counsel

cc:	Sean A. McCarthy, CytomX Therapeutics, Inc.
Christopher W. Ogden, CytomX Therapeutics, Inc.
Mark V. Roeder, Latham & Watkins LLP
John C. Williams, Latham & Watkins LLP